Mercury US Gov Securities

This proposal has passed

			Final Proxy Results - Mercury US Government Securities Fund
			a Series of The Asset Program, Inc.
1st Meeting Date: October 8, 2002
2nd Meeting Date: October 17, 2002
			Record Date: August 6, 2002
			As of: October 16, 2002

				Units Voted

			Votes Needed
	Shares Needed	Outstanding	50% + 1 of				Total Units
	To Pass	Shares	Outstanding Shares	For	Against	Abstain	Voted
All Classes

1) Reorganization between Mercury
US Government Securities Fund,	-94,337	7,708,781	3,854,392	3,948,729	198,457	248,960	4,396,146
A Series of the Asset Program, Inc., and
Merrill Lynch US Government Mortgage
Fund.

Voting Requirements:
The Quorum consists of majority of the shares of Mercury US Government Securities Fund entitled to vote at the Meeting.

Proposal 1 requires the affirmative vote of the majority of the stockholders of Mercury US Government Securities Fund.